Exhibit 21.01

List of Subsidiaries of Concur Technologies, Inc.

1.	Concur Technologies Pty. Limited, a corporation organized under the laws of Australia.

2.	Concur Technologies (UK) Ltd., a corporation organized under the laws of the United Kingdom.

3.	Captura Software, Inc., a corporation organized under the laws of the State of Delaware.

4.	Captura Software International, Ltd., a corporation organized under the laws of the United Kingdom.

5.	Captura Asia Pacific Pty. Limited, a corporation organized under the laws of Australia.